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SEC FILE NUMBER
8-70496

SEC Mail Processing
FEB 24 2022
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 5/4/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ADM SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1720 HARRISON STREET, 7TH FLOOR
(No. and Street)

HOLLYWOOD FL 33020
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KEN GEORGE 603-380-5435 ken.george@comcast.net
(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing

HACKER, JOHNSON & SMITH PA
(Name – if individual, state last, first, and middle name)

500 WEST CYPRESS CREEK ROAD, SUITE 450, FORT LAUDERDALE, FL 33309
(Address) (City) (State) (Zip Code)

PCAOB #400
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, WILLIAM ABRAMS, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ADM SECURITIES LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SHIRIN BALYSHOVA
MY COMMISSION #HH192608
EXPIRES: OCT 31, 2025
Bonded through 1st State Insurance

Signature:

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

x (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

x (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

x (d) Statement of cash flows.

x (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

x (g) Notes to consolidated financial statements.

x (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

x (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

x (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

x (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

x (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

x (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Members of
ADM Securities, LLC
Hollywood, Florida

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of ADM Securities, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as ADM Securities, LLC's auditor since 2021.
Fort Lauderdale, Florida
February 18, 2022

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

ADM Securities, LLC
Statement of Financial Condition
December 31, 2021

Assets		
Cash	$	50,843
Clearing deposit		10,000
Prepaid insurance		716
Right-of-use lease asset		6,847
Total assets		68,406
Liabilities and Members' Equity		
Liabilities:		
Accounts payable		5,308
Operating lease liability		6,847
Due to affiliate		3,180
Total liabilities		15,335
Commitments and contingencies and related party transactions (Notes 5 and 6)		
Members' Equity		53,071
Total liabilities and members' equity	$	68,406

The Notes to Financial Statement are an integral part of this statement.

1. Nature of Operations

ADM Securities, LLC (the "Company") was formed in June 2019 in the State of Delaware, and operates as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is approved to conduct the following lines of broker-dealer business: retailing corporate debt and equity securities and selling of private placements.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United State of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
As a limited liability company, the Company's assets, liabilities, income and expenses are treated as if members directly owned these amounts for federal and state income tax purposes and, accordingly, the Company will generally not be subject to income taxes. All items of income and expense are proportionally allocated among the members. Therefore, the Company's results of operations are presented without a provision for income taxes.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are held for sale in the ordinary course of business.

The Company maintains cash balances at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time to time, these balances may exceed the federally insured limits. However, these balances are maintained with a high-quality financial institution which management believes limits the risk. There were no amounts in excess of insured limits at December 31, 2021.

Organizational Costs

The Company incurred certain organizational costs prior to receiving approval from FINRA to conduct operations as a broker-dealer. Prior to the commencement of broker-dealer operations, all costs had been charged to expense as incurred. Total organizational costs were approximately $65,000.

Fair Value

Cash, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

3. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital for Broker-Dealers Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital, as defined, the greater of $5,000 or 12 ½% of aggregate indebtedness, and requires that the aggregate indebtedness, as defined, shall not exceed 8 times net capital (as a new FINRA broker-dealer). At December 31, 2021, the Company had net capital of $42,355 which exceeded the required net capital of $5,000 by $37,355. At December 31, 2021, the Company's aggregate indebtedness to net capital ratio was 0.20 to 1.

4. Regulation

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as FINRA, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

5. Related Party Transactions

The Company has an expense sharing agreement with a company (the "affiliate") whose shareholders are also the shareholders of the Company. The agreement is continuous until amended in writing by either party at their sole discretion. The affiliate pays certain general and administrative expenses on behalf of the Company. These expenses are billed directly to the affiliate by the vendors. For the period ended December 31, 2021, the affiliate charged the Company $1,855 in accordance with the expense sharing agreement. At December 31, 2021, the amount due to the affiliate was $3,180. Amounts are non-interest bearing and are expected to be repaid within one year from December 31, 2021.

6. Commitments and Contingencies

The Company entered into a lease agreement with a related party which commenced on March 1, 2021 and ends on March 1, 2025. The monthly rent under the agreement is $200 which is charged to the Company. As such, it has been determined by the Company this is an operating lease under the provisions of ASC Topic 842. Also included in the lease agreement are furniture, fixtures and equipment.

The Company determines if a contract contains a lease at inception and recognizes an operating lease right-of-use asset and operating lease liability based on the present value of the future minimum lease payments at the lease commencement date. As our lease does not contain an implicit rate, the Company used our incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. Lease agreements that have lease and non-lease components are accounted for as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

6. Commitments and Contingencies (continued)

Future minimum lease payments under our non-cancellable lease, reconciled to our operating lease liability are as follows:

For the Year Ended December 31:	**Amounts**
2022	$2,400
2023	2,400
2024	2,400
2025	400
Total	$7,600
Less interest	(753)
Total operating lease liability	$6,847

The discount rate used to calculate the present value of its future lease payments to recognize the operating lease liability was 4%.

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2021 or during the period then ended.

7. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021, and through February 18, 2022, the date the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure or recognition in the financial statements as of December 31, 2021.